SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549

                              ------------

                              SCHEDULE 13D
                             (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                              RULE 13d-2(a)


                       Liteglow Industries, Inc.
-------------------------------------------------------------------------
                          (Name of Issuer)

                    Common Stock, par value $.001
-------------------------------------------------------------------------
                   (Title of Class of Securities)

                           536769201
-------------------------------------------------------------------------
                         (CUSIP Number)

                        Spencer Krumholz
  2301 N.W. 33rd Court, Unit 104, Pompano Beach, Florida 33069
                         (954) 971-4569
-------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                         April 8, 2003
-------------------------------------------------------------------------
       (Date of Event Which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
                    check the following box |_|.

  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
                              Rule

    13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)


     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     EXPLANATORY NOTE: AS OF THE DATE HEREOF, THE ISSUER HAD ISSUED AND OUTSTANDING 3,780,082 COMMON SHARES AND 1,000,000 PREFERRED SHARES CONVERTIBLE AT ANY TIME INTO 5,000,000 COMMON SHARES. THEREFORE, ON A FULLY DILUTED BASIS, THERE ARE 8,780,092 COMMON SHARES.

CUSIP No. 536769201                SCHEDULE 13D
---------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   Spencer Krumholz              Social Security Number:
---------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  |_|
                                             (b)  |X|
---------------------------------------------------------------------------
3  SEC USE ONLY

---------------------------------------------------------------------------
4  SOURCE OF FUNDS:      PF
---------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(d) or 2(e)                         |_|
---------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
---------------------------------------------------------------------------
                 7  SOLE VOTING POWER
                    5,088,088 (1)
          -----------------------------------------------------------------
NUMBER OF        8  SHARED VOTING POWER
SHARES
BENEFICIALLY        -0-
OWNED BY  -----------------------------------------------------------------
EACH             9  SOLE DISPOSITIVE POWER
REPORTING
PERSON              5,088,088 (1)
WITH      -----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    -0-
---------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON   5,088,088 (1)
---------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES                                       |_|
---------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      58   %
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:
                        IN
---------------------------------------------------------------------------
(1) Pursuant to Rule 13d-3, includes 5,000,000 shares of Common Stock into which Mr. Krumholz's 1,000,000 shares of Preferred Stock are convertible, 87,900 shares held in street name, and 188 shares held in Mr. Krumholz's IRA account.

     Item 1. Security and Issuer - The class of securities to which this Schedule 13D relates is the common stock, par value $.001 per share (the "Shares"), of LITEGLOW INDUSTRIES, INC., a Utah corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2301 N.W. 33rd Court, Unit 104, Pompano Beach, Florida 33069.

     Item 2. Identity and Background - This statement is being filed by Spencer Krumholz 2301 N.W. 33rd Court, Unit 104, Pompano Beach,
Florida 33069.   Mr. Krumholz's occupation is Chairman & CEO of Liteglow
Industries, Inc..  During the past five years, Mr. Krumholz has not been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof, was, or is subject to, a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Krumholz is a citizen of the United States.

     Item 3. Source and Amount of Funds or Other Consideration - Mr. Krumholz owns 1,000,000 shares of Preferred stock which is founder's stock, said preferred shares being convertible into 5,000,000 shares of common stock.

     Mr. Krumholz purchased the 88,088 shares on the open market from mid 2001 to present. Mr. Krumholz used personal funds to make these purchases.

     Item 4.     Purpose of Transactions - Investment purposes.

     Item 5.     Interest in Securities of the Issuer -   At April 2,
2003, the aggregate number of shares held of record by Mr. Krumholz were 5,088,088 (1) or approximately 58.0% of the Issuer's issued and outstanding Shares. Mr. Krumholz possesses sole voting and dispositive power as to the 5,088,088 shares of the Issuer's Common Stock.

     Item 6.     Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

                 None.

     Item 7.     Material to be Filed as Exhibits

                 None.



______________________________________
(1) Pursuant to Rule 13d-3, includes 5,000,000 shares of Common Stock into which Mr. Krumholz's 1,000,000 shares of Preferred Stock are convertible, 87,900 shares held in street name, and 188 shares held in Mr. Krumholz's IRA account.

                             SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and accurate.


Dated: April 8, 2003                       By:/S/Spencer Krumholz
                                              --------------------
                                              Spencer Krumholz